

July 18, 2013

Via E-mail
S.P. Johnson, IV
Chief Executive Officer
Carrizo Oil & Gas, Inc.
500 Dallas Street
Suite 2300
Houston, TX 77002

>   **Re: Carrizo Oil & Gas, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 0-29187-87**

Dear Mr. Johnson:

We have reviewed your response letter dated July 3, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

Proved Undeveloped Reserves, page 13

1.   Response four in your July 3, 2013 letter presents a calculation for the "Adjusted Conversion Rate" for development of proved undeveloped reserves wherein you summed the divested and revised PUD volumes with the converted volumes (dividend). It is the Staff's position that the effect of divested/revised volumes should be applied to the available (beginning) PUD volumes (divisor) and not treated as if they were converted also. We calculate the 2012 PUD conversion in MMBOE to be 9.5 converted/(76.7

beginning -22.6 divested +.8 revised) = 9.5/54.9 = .17. Similar treatment for 2011 and 2010 volumes yields conversion ratios of about .14 for each. In future disclosures, please comply with our position here.

YE 2011 PUD Reserves	76.7 MMBOE
Divest	-22.6
Revisions	+.8
Converted to Developed	-9.5
YE 2012 conversion ratio	9.5/(76.7-22.6+.8) = .17

2.   Response four includes a five year PUD location drilling schedule that presents 88 gross wells to be drilled in 2013. Please tell us the number of these 2013 wells that you have spudded and the number of 2013 wells that you have completed as of June 30, 2013. Address any significant shortfall from this schedule.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Mr. Gene J. Oshman